Filed Pursuant to Rule 424(b)(2)
                                                 Registration Nos. 333-126348
                                                                   333-126348-01
                                                                   333-126348-02
                                                                   333-126348-03


THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS RELATE TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, BUT ARE NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED JANUARY 31, 2006

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 19, 2005)

                                  $100,000,000

                              (ALABAMA POWER LOGO)

                        SERIES GG        % SENIOR NOTES
                              DUE FEBRUARY 1, 2046
                          ---------------------------
     This is a public offering by Alabama Power Company of $100,000,000 of its
Series GG   % Senior Notes due February 1, 2046. Interest on the Series GG
Senior Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year beginning May 1, 2006. The Series GG Senior Notes are redeemable as described in this Prospectus Supplement.

     The Series GG Senior Notes are unsecured and rank equally with all of Alabama Power Company's other unsecured indebtedness from time to time outstanding and will be effectively subordinated to all secured debt of Alabama Power Company, to the extent of the assets securing such debt. The Series GG Senior Notes will be issued only in registered form in denominations of $25 and any integral multiples thereof.

     Payments of principal and interest on the Series GG Senior Notes when due will be insured by a financial guarantee insurance policy to be issued by Ambac Assurance Corporation.

                                  (AMBAC LOGO)

     SEE "RISK FACTORS" ON PAGE S-3 FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH INVESTING IN THE SERIES GG SENIOR NOTES.

     Application will be made to list the Series GG Senior Notes on the New York Stock Exchange. If approved, Alabama Power Company expects trading of the Series GG Senior Notes to begin within 30 days after the Series GG Senior Notes are first issued.

                                                                   PER
                                                                SERIES GG
                                                               SENIOR NOTE            TOTAL
                                                               -----------            -----
Public Offering Price(1)....................................        %                   $
Underwriting Discounts......................................        %                   $
Proceeds, before expenses, to Alabama Power Company(1)......        %                   $

---------------

(1) The public offering price set forth above does not include accrued interest, if any. Interest on the Series GG Senior Notes will accrue from the date the Series GG Senior Notes are issued.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     It is expected that the Series GG Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about
February   , 2006.
                          ---------------------------
MERRILL LYNCH & CO.
                                  A.G. EDWARDS
                                                             UBS INVESTMENT BANK
                          ---------------------------

          The date of this prospectus supplement is February   , 2006.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this Prospectus Supplement, the accompanying Prospectus or any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering. You must not rely on any unauthorized information or representations. This Prospectus Supplement, the accompanying Prospectus and any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering is an offer to sell only the Series GG Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from Alabama Power Company or the underwriters specifying the final terms of the offering is current only as of its date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
Risk Factors................................................   S-3
The Company.................................................   S-3
Selected Financial Information..............................   S-3
Recent Results of Operations................................   S-4
Recent Developments.........................................   S-4
Use of Proceeds.............................................   S-4
Description of the Series GG Senior Notes...................   S-4
The Policy and the Insurer..................................   S-8
Ratings.....................................................  S-10
Underwriting................................................  S-12
Experts.....................................................  S-13
Appendix A -- Form of Policy................................   A-1

                            PROSPECTUS
About this Prospectus.......................................     2
Risk Factors................................................     2
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     3
Alabama Power Company.......................................     4
Selected Information........................................     4
The Trusts..................................................     5
Accounting Treatment of the Trusts..........................     6
Use of Proceeds.............................................     6
Description of the New Bonds................................     6
Description of the New Stock................................     9
Description of the Preference Stock.........................    10
Description of the Depositary Shares........................    11
Description of the Senior Notes.............................    13
Description of the Junior Subordinated Notes................    17
Description of the Preferred Securities.....................    22
Description of the Guarantees...............................    23
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................    25
Plan of Distribution........................................    26
Legal Matters...............................................    27
Experts.....................................................    27

                                  RISK FACTORS

     Investing in the Series GG Senior Notes involves risk. Please see the risk factors in Alabama Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, along with the disclosure related to risk factors contained in Alabama Power Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, which are all incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Alabama Power Company or that Alabama Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series GG Senior Notes.

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the years ended December 31, 2000 through December 31, 2004 has been derived from the Company's audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the nine months ended September 30, 2005 has been derived from the Company's unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management's discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                          NINE MONTHS
                                                     YEAR ENDED DECEMBER 31,                 ENDED
                                            ------------------------------------------   SEPTEMBER 30,
                                             2000     2001     2002     2003     2004       2005(1)
                                            ------   ------   ------   ------   ------   -------------
                                                            (MILLIONS, EXCEPT RATIOS)
Operating Revenues........................  $3,667   $3,586   $3,711   $3,960   $4,236      $3,514
Earnings Before Income Taxes..............     698      650      768      781      818         711
Net Income After Dividends on Preferred
  Stock...................................     420      387      461      473      481         451
Ratio of Earnings to Fixed Charges(2).....    3.46     3.31     3.98     4.29     4.76        5.27

                                                                      CAPITALIZATION
                                                                 AS OF SEPTEMBER 30, 2005
                                                              -------------------------------
                                                              ACTUAL       AS ADJUSTED(3)
                                                              ------   ----------------------
                                                              (MILLIONS, EXCEPT PERCENTAGES)
Common Stockholder's Equity.................................  $3,815       $3,839        42.1%
Cumulative Preferred Stock..................................     465          465         5.1
Senior Notes................................................   3,354        3,954        43.3
Long-term Debt Payable to Affiliated Trusts.................     309          309         3.4
Other Long-term Debt........................................     556          556         6.1
                                                              ------       ------       -----
  Total, excluding amounts due within one year..............  $8,499       $9,123       100.0%
                                                              ======       ======       =====

---------------

(1) Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2005 do not necessarily indicate operating results for the entire year.

(2) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Income Taxes" "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Interest expense, net of amounts capitalized," "Interest expense to affiliate trusts," "Distributions on mandatorily redeemable preferred securities" and the debt portion of allowance for funds used during construction.

(3) Reflects: (i) an increase in capital of approximately $2,000,000 in October 2005 and approximately $22,000,000 in December 2005 related to contributions from Southern; (ii) the issuance in January 2006 of $100,000,000 aggregate principal amount of Series EE 5.75% Senior Insured Quarterly Notes due January 15, 2036; (iii) the issuance in January 2006 of $200,000,000 aggregate principal amount of Series FF 5.200% Senior Notes due January 15, 2016; (iv) the proposed issuance in February 2006 of $200,000,000 aggregate principal amount of Series HH Senior Notes due February 1, 2011 and (v) the issuance of the Series GG Senior Notes.

                          RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2005, the unaudited amounts of "Operating Revenues," "Earnings Before Income Taxes" and "Net Income After Dividends on Preferred Stock" were $4,648,000,000, $817,000,000 and $508,000,000, respectively. In the opinion of management of the Company, such unaudited amounts for the year ended December 31, 2005 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2005 was 4.67.

                              RECENT DEVELOPMENTS

     Reference is made to MANAGEMENT'S DISCUSSION AND ANALYSIS -- FUTURE EARNINGS POTENTIAL -- "FERC and Alabama PSC Matters -- Retail Fuel Cost Recovery" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 regarding the Company's filing with the Alabama Public Service Commission (the "APSC") for a fuel cost recovery increase under the provisions of its energy cost recovery rate ("Rate ECR"). On December 15, 2005, the APSC approved an increase under Rate ECR to allow for the recovery of energy costs based on an estimate of future energy costs as well as the collection of the existing underrecovered energy costs by the end of 2007.

     Reference is made to MANAGEMENT'S DISCUSSION AND ANALYSIS -- FUTURE EARNINGS POTENTIAL -- "FERC and Alabama PSC Matters -- Natural Disaster Cost Recovery" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 regarding the Company's request to the APSC for approval of a plan designed to recover the Company's deferred operation and maintenance costs associated with Hurricanes Dennis and Katrina and to replenish its depleted natural disaster reserve ("Rate NDR"). On December 6, 2005, the APSC approved Rate NDR substantially in the form proposed. Rate NDR became effective with January 2006 customer billings.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series GG Senior Notes will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $110,000,000 as of January 30, 2006, and for other general corporate purposes, including the Company's continuous construction program.

                   DESCRIPTION OF THE SERIES GG SENIOR NOTES

     Set forth below is a description of the specific terms of the Series GG
     % Senior Notes due February 1, 2046 (the "Series GG Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series GG Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series GG Senior Notes will be initially issued in the aggregate principal amount of $100,000,000. The Company may, without the consent of the holders of the Series GG Senior Notes, issue additional notes having the same ranking and interest rate, maturity and other terms, including the benefit of the Policy (as defined below) (appropriately increased to cover the principal amount of and interest due on the additional Series GG Senior Notes), as the Series GG Senior Notes (except for the issue price and issue date). Any additional notes having such similar terms, together with the Series GG Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

     The entire principal amount of the Series GG Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on February 1, 2046. The Series GG Senior Notes are not subject to any sinking fund provision. The Series GG Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

INTEREST

     Each Series GG Senior Note will bear interest at the rate of      % per
year (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year (each, an "Interest Payment Date") to the person in whose name such Series GG Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date (whether or not a Business Day). The initial Interest Payment Date is May 1, 2006. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series GG Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. "Business Day" means a day other than (i) a Saturday or Sunday,
(ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee's corporate trust office is closed for business.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Subject to the provisions of the Senior Note Indenture, so long as the Insurer (as defined below) is not in default under the Policy, the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series GG Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior Note Indenture).

RANKING

     The Series GG Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series GG Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $277,000,000 outstanding at September 30, 2005. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series GG Senior Notes, in whole or in part, without premium, from time to time, on or after February 1, 2011, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest thereon to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series GG Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series GG Senior Notes shall cease to bear interest. If any Series GG Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series GG Senior Notes by tender, in the open market or by private agreement.

MANDATORY REDEMPTION

     In the event that (a) the Company issues, assumes, permits to exist or guarantees any indebtedness secured by any mortgage, security interest, pledge or lien of or upon any Principal Property of the Company, whether owned at the date of the Insurance Agreement between the Company and the Insurer pursuant to which the Insurer will issue the Policy (the "Insurance Agreement") or thereafter acquired, in an aggregate amount at any one time outstanding during the term of the Insurance Agreement in excess of $500,000,000 without in any such case effectively securing the obligations of the Company under the Insurance Agreement equally and ratably with such indebtedness, (b) the Company reorganizes or transfers a substantial portion of the Company's assets, as a result of which the Company ceases to be a regulated utility company, and the Company's obligations under the Series GG Senior Notes, the Senior Note Indenture and the Insurance Agreement are not assumed by, and do not become direct and primary obligations of, a regulated utility company, or (c) the Company fails to make, when due, any premium payment required under the Insurance Agreement and such failure continues beyond the applicable cure period, then, unless the Insurer consents to such issuance, assumption, existence or guarantee, transaction or nonpayment, the Company must redeem the Series GG Senior Notes prior to the stated maturity date, in whole, upon not less than 30 days' nor more than 60 days' notice at a redemption price equal to
(i) 102% of the principal amount to be redeemed plus accrued and unpaid interest to the Redemption Date if the Redemption Date is prior to February 1, 2011 or
(ii) the Redemption Price plus accrued and unpaid interest to the Redemption Date if the Redemption Date is on or after February 1, 2011. "Principal Property" means tangible property, plant and equipment required or utilized primarily and directly for the generation, transmission or distribution of electricity, such as generation plants and transmission and distribution lines.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as the initial securities depository for the Series GG Senior Notes. The Series GG Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series GG Senior Notes certificates will be issued, representing in the aggregate the total principal amount of the Series GG Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

     DTC, the world's largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over

100 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's (as defined below), highest rating: AAA. The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission (the "Commission"). More information about DTC can be found at www.dtcc.com and www.dtc.org.

     Purchases of Series GG Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series GG Senior Notes on DTC's records. The ownership interest of each Beneficial Owner is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series GG Senior Notes. Transfers of ownership interests in the Series GG Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series GG Senior Notes, except in the event that use of the book-entry system for the Series GG Senior Notes is discontinued.

     To facilitate subsequent transfers, all Series GG Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series GG Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series GG Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series GG Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series GG Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such Series GG Senior Notes to be redeemed.

     Although voting with respect to the Series GG Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series GG Senior Notes unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts Series GG Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series GG Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series GG Senior Note will not be entitled to receive physical delivery of Series GG Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series GG Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series GG Senior Note.

     DTC may discontinue providing its services as securities depository with respect to the Series GG Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series GG Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the Series GG Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company's decision, but will only withdraw beneficial interests from a global Series GG Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series GG Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                           THE POLICY AND THE INSURER

     The following information has been furnished by Ambac Assurance Corporation (the "Insurer") for use in this Prospectus Supplement. Reference is made to Appendix A for a specimen of the Policy to be issued by the Insurer. No representation is made by the Company or any Underwriter as to the accuracy or completeness of any such information.

THE POLICY

     The Insurer and the Company will enter into the Insurance Agreement pursuant to which the Insurer will issue a financial guaranty insurance policy relating to the Series GG Senior Notes (the "Policy"), the form of which is attached to this Prospectus Supplement as Appendix A. The following summary of the terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the Policy.

     The Insurer has made a commitment to issue the Policy effective as of the date of issuance of the Series GG Senior Notes. Under the terms of the Policy, the Insurer will pay to The Bank of New York in New York, New York, or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Series GG Senior Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Policy) by the Company. The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Senior

Note Indenture Trustee. The insurance will extend for the term of the Series GG Senior Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. If the Series GG Senior Notes become subject to mandatory redemption and insufficient funds are available for redemption of all outstanding Series GG Senior Notes, the Insurer will remain obligated to pay principal of and interest on outstanding Series GG Senior Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Series GG Senior Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Senior Note Indenture Trustee has notice that any payment of principal of or interest on a Series GG Senior Note which has become Due for Payment and which is made to a holder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does NOT insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does NOT cover:

     1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

     2. payment of any redemption, prepayment or acceleration premium.

     3. nonpayment of principal or interest caused by the insolvency or negligence of the Senior Note Indenture Trustee.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Series GG Senior Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Series GG Senior Notes to be registered in the name of the Insurer to the extent of the Payment under the Policy. Payment of interest pursuant to the Policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to the Insurer.

     Upon payment of the insurance benefits and to the extent the Insurer makes payments of principal of or interest on the Series GG Senior Notes, the Insurer will become the owner of such Series GG Senior Note or the right to payment of principal or interest on such Series GG Senior Note and will be fully subrogated to the surrendering holder's right to payment.

THE INSURER

     The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Territory of Guam and the U.S. Virgin Islands, with admitted assets of approximately $8,645,000,000 (unaudited) and statutory capital of approximately $5,403,000,000 (unaudited) as of September 30, 2005. Statutory capital consists of the Insurer's policyholders' surplus and statutory contingency reserve. Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's, a division of The McGraw-Hill Companies, Inc. "S&P") and Fitch Ratings have each assigned a triple-A financial strength rating to the Insurer.

AVAILABLE INFORMATION

     The parent company of the Insurer, Ambac Financial Group, Inc. ("AFG"), is subject to the informational requirements of the 1934 Act, and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be read and copied at the Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission, including AFG. These reports, proxy statements and other information can also be read at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Copies of the Insurer's financial statements prepared in accordance with statutory accounting standards are available from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by AFG with the Commission (File No. 1-10777) are incorporated by reference in this Prospectus Supplement:

     1. AFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and filed on March 15, 2005;

     2. AFG's Current Report on Form 8-K dated April 5, 2005 and filed on April 11, 2005;

     3. AFG's Current Report on Form 8-K dated and filed on April 20, 2005;

     4. AFG's Current Report on Form 8-K dated May 3, 2005 and filed on May 5, 2005;

     5. AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended March 31, 2005 and filed on May 10, 2005;

     6. AFG's Current Report on Form 8-K dated and filed on July 20, 2005;

     7. AFG's Current Report on Form 8-K dated July 28, 2005 and filed on August 2, 2005;

     8. AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 2005 and filed on August 9, 2005;

     9. The information furnished and deemed to be filed under Item 2.02 contained in AFG's Current Report on Form 8-K dated and filed on October 19, 2005;

     10. AFG's Quarterly Report on Form 10-Q for the fiscal quarterly period ended September 30, 2005 and filed on November 9, 2005;

     11. AFG's Current Report on Form 8-K dated November 29, 2005 and filed on December 5, 2005;

     12. AFG's Current Report on Form 8-K dated December 6, 2005 and filed on December 9, 2005;

     13. AFG's Current Report on Form 8-K dated January 23, 2006 and filed on January 27, 2006; and

     14. AFG's Current Report on Form 8-K dated January 25, 2006 and filed on January 25, 2006.

     All documents subsequently filed by AFG pursuant to the requirements of the 1934 Act after the date of this Prospectus Supplement will be available for inspection in the same manner as described above in "Available Information."

                                    RATINGS

     It is anticipated that Standard & Poor's and Moody's will assign the Series GG Senior Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series GG Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series GG Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses:
Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; and Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series GG Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series GG Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for Standard & Poor's -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. Standard & Poor's defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase from the Company the principal amount of the Series GG Senior Notes set forth opposite its name below:

                                                              PRINCIPAL AMOUNT OF
                                                                   SERIES GG
                        UNDERWRITER                              SENIOR NOTES
                        -----------                           -------------------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................         $
A.G. Edwards & Sons, Inc. ..................................
UBS Securities LLC..........................................
Morgan Keegan & Company, Inc................................
RBC Dain Rauscher Inc.......................................
Samuel A. Ramirez & Co., Inc................................
Stifel, Nicolaus & Company, Incorporated....................
Pershing LLC................................................
Synovus Securities Inc......................................
                                                                 ------------
            Total...........................................     $100,000,000
                                                                 ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series GG Senior Notes offered hereby, if any of the Series GG Senior Notes are purchased.

     The Underwriters propose initially to offer the Series GG Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not
in excess of $     per Series GG Senior Note. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $     per Series GG Senior
Note to certain other dealers. After the initial public offering, the public offering price, selling concession and discount may be changed.

     It is expected that delivery of the Series GG Senior Notes will be made,
against payment for the Series GG Senior Notes, on or about February   , 2006,
which will be the           business day following the pricing of the Series GG
Senior Notes. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series GG Senior Notes who wish to trade the Series GG Senior Notes on the date of the Prospectus Supplement or the
next   succeeding business days will be required, because the Series GG Senior
Notes initially will settle within           business days (T+          ), to
specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series GG Senior Notes who wish to trade on
the date of this Prospectus Supplement or the next   succeeding business days
should consult their own legal advisors.

     Prior to this offering, there has been no public market for the Series GG Senior Notes. The Company has applied to have the Series GG Senior Notes listed on the New York Stock Exchange, and the Company expects trading in the Series GG Senior Notes on the New York Stock Exchange to begin within 30 days after the original issue date. In order to meet the requirements for listing the Series GG Senior Notes, the Underwriters will undertake to sell lots of 100 or more Series GG Senior Notes to a minimum of 400 beneficial owners.

     The Series GG Senior Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Series GG Senior Notes. The Underwriters are not obligated, however, to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series GG Senior Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company's expenses associated with the offer and sale of the Series GG Senior Notes are estimated to be $750,000, which includes the initial premium for the Policy.

     The Company has agreed with the Underwriters, that during the period 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series GG Senior Notes, any security convertible into, exchangeable into or exercisable for the Series GG Senior Notes or any debt securities substantially similar to the Series GG Senior Notes (except for the Series GG Senior Notes issued pursuant to the Underwriting Agreement and $200,000,000 aggregate principal amount of the Company's Series HH Senior Notes due February 1, 2011), without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

     In order to facilitate the offering of the Series GG Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series GG Senior Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating short positions in the Series GG Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series GG Senior Notes, the Underwriters may bid for, and purchase, Series GG Senior Notes in the open market. The Underwriters may reclaim selling concessions allowed to the Underwriters or dealer for distributing Series GG Senior Notes in the offering, if the Underwriters repurchase previously distributed Series GG Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series GG Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time without notice.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series GG Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     The Underwriters and their affiliates have engaged and may in the future engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business, for which they have received and will receive customary compensation.

                                    EXPERTS

     The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, are incorporated by reference in this Prospectus Supplement and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in this Prospectus Supplement, and in the registration statement upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP refers to changes, in 2003, in Ambac Assurance Corporation's methods of accounting for variable interest entities and stock-based compensation.

                                   APPENDIX A

                                 FORM OF POLICY

(AMBAC LOGO)                                                            Ambac Assurance Corporation
Financial Guaranty Insurance Policy                                     One State Street Plaza, 15th Floor
                                                                        New York, New York 10004
                                                                        Telephone: (212) 668-0340

      Obligor:                                                          Policy Number:

      Obligations:                                                      Premium:

                                      LOGO

    AMBAC ASSURANCE CORPORATION (AMBAC), a Wisconsin stock insurance corporation, in consideration of the payment of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

    Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holder's rights to payment thereon.

    In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligation to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders' rights to payment on registered Obligations to the extent of any insurance disbursements so made.

    In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and theretofore recovered from the Holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

    As used herein, the term "Holder" means any person other than (i) the Obligor or (ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installments), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

    This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

    In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.


-s- Robert J. Genader                              (CORPORATE SEAL)               -s- Anne G. Gill Signature
President                                                                         Secretary

Effective Date:                                                                   Authorized Representative
                                                                                  -s- Noraida Lauro
THE BANK OF NEW YORK acknowledges that it has agreed                              Authorized Officer of Insurance
to perform the duties of Insurance Trustee under this Policy.                     Trustee
Form No.: 2B-0012 (1/01)

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                                  $100,000,000

                              (Alabama Power Logo)

                        SERIES GG        % SENIOR NOTES
                              DUE FEBRUARY 1, 2046

                        --------------------------------

                             PROSPECTUS SUPPLEMENT

                       ----------------------------------

                              MERRILL LYNCH & CO.

                                  A.G. EDWARDS

                              UBS INVESTMENT BANK

                               FEBRUARY   , 2006
--------------------------------------------------------------------------------
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